DFAN 14A – Ashford Hospitality Trust

Exhibit 2: Ashford Prime: Summary of extraordinary and recurring fees to related parties

TABLE 6: RECURRING AND EXTRAORDINARY FEES PAYABLE BY AHP TO RELATED PARTIES

Note: In the interests of brevity, we attempt here to provide plain-English summaries of these recurring and extraordinary fees. Please refer to the original source for the definitive definition of each fee.

Related Party	Type of fee	Fee structure	Schedule	Source
Ashford Advisors	Base fee	Minimum fee, or .7% of total annual enterprise value	Quarterly	Form 10 p.9
Ashford Advisors	Incentive fee	10% of amount AHP TSR exceeds peer group's, multiplied by the fully diluted equity value of the company.	Quarterly, but up to 50% can be paid in common stock.	Form 10 p.9
Ashford Advisors	Termination fee	3x annual base and incentive fee, as averaged over the last 24 months.	On or before termination	Form 10, p. 10
Ashford Advisors	Change of Control termination fee	1.1 x the greater of: (12 x Advisor's net earnings for 12 months) or (the 1-year or 3-year average earnings multiple of Advisor's common stock x Advisor's 12-months Net Earnings), plus compensation for state and federal tax.	Payable on or before termination date	Advisory agreement, p. 9
Ashford Advisors	Reimbursements	Pro rata office, administration, internal audit expenses (including staff costs); any due diligence, structuring, review or related costs associated with a proposed transaction that is not consummated; employment, office and travel costs of internationally-located staff.	Monthly	Form 10, p. 10
Ashford Advisors	Reimbursements	Other services not covered by advisory agreement reimbursed at market rates.	Monthly	Advisory agreement, p. 9
Ashford Advisors	Equity Awards	To key AA employees based on certain financial hurdles as determined by AHP Board	Annual	Form 10, p. 10
Remington	Project Management fees	4% of the total project costs associated with the implementation of the capital improvement budget until the total project costs equal 5% of gross revenues; then 3% of project costs for expenditures in excess of 5% of the gross revenue threshold;	Annual	Form 10, p. 19
Remington	Development fees	3% of total project costs associated with the development	Annual	Form 10, p. 19
Remington	Other fees	Other services at "then-market rates," including: construction management; managing implementation of capital improvement budget (interior design, architects, etc); purchasing services; shipping inspection and warehousing; supervision; filing of claims associated with the delivery of defective or damaged goods and (vii) supervision and oversight of the installation of furniture, fixtures and equipment.	Annual	Form 10, p. 19
Remington	Base hotel mgmt fee	$12,673.48 monthly per hotel (increases indexed to CPI) or 3% of the gross revenues, whichever is greater	Monthly	Form 10, p. 145
Remington	Hotel incentive mgmt fee	Lesser of (i) 1% of gross revenues and (ii) the amount by which the actual gross operating profit exceeds the target gross operating profit as set forth in the annual operating budget approved for the applicable fiscal year.	Annually, or Quarterly	Form 10, p. 145
Remington	termination fee - sale of hotel	Only if sold in first 12 months of coverage by Master Agreement - then the estimated base and incentive fees for balance of the year is due	Upon termination	Form 10, p. 146
Remington	termination fee - default for specific hotel	If Remington fails a performance test and cannot cure within two year period, and it is determined a "comparable" manager could do better, the agreement can be terminated, but Remington is owed minimum termination fee of 60% of (9 x 65% of the last fiscal year's operating budget)	Upon termination	Form 10, p. 146; Master Management Agreement p. 21
Remington	termination fee - convenience (specific hotel)	Management: 9 x (65% of full year's base and incentive fees); for non-managed hotel: 9 x (65% of full year's Project Management and Market Service Fees).	Upon termination	Master Management Agreement p. 22
Remington	Reimbursements	TRS reimburses Remington for repairs, minor modifications	Quarterly	Form 10, p. 146
Remington	Change of Control termination fee	the greater of 9 x (65% of the full year's Base Management Fees and Incentive Fees) or 9 x (65% of estimated full year's Project Management Fees and Market Service Fees)	Upon termination	Exclusivity Agreement, p. 3